Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

VOLUNTARY ANNOUNCEMENT BUSINESS UPDATE

This announcement is made by Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) on a voluntary basis to provide shareholders of the Company and potential investors with information on recent business development of the Group.

The Group has since 2023 participated in various cooperation projects with 萊西市南墅鎮人民政府 (the “Nanshu Town Government”) at Nanshu Town affiliated to Laixi City, Qingdao City, Shandong Province of the People’s Republic of China (the “PRC”) regarding the production and processing of lithium battery anode materials (the “Project”). Recently, the Company and the Nanshu Town Government planned to conduct another cooperation in promoting the second phase of the Project in Nanshu Town to further promote the development of Nanshu Town’s lithium battery new energy industry.

The Board wishes to inform the shareholders and potential investors of the Company that the Company and the Nanshu Town Government (collectively, the “Parties”) have intention of jointly working in the construction of the Phase 2 of graphite deep processing project located in the graphite industry cluster area of Nanshu Town (the “Phase 2 Project”). The estimated investment amount of the Phase 2 Project is RMB2 billion and the Phase 2 Project is mainly engaged in the production and processing of lithium battery anode materials. Being the cooperation partner, Nanshu Town Government shall provide certain preferential policies and favorable business environment to the Group as well as to assist the Group in applying various permits, plans, environmental assessments for the Phase 2 Project. In return, the Group shall make investments to the Phase 2 Project and pay taxes to Nanshu Town Government.

It is also the intention of the Parties that, for the purpose of operating the Phase 2 Project, the Company shall acquire a piece of land with an area of 80 mu (approximately 53,280 m2) located in Nanshu Town (the “Land”) through bidding and auction. It is estimated that the Land can be put out for bidding and auction within 6 months after all relevant plans and approval are ready. The Company estimates the construction of the Phase 2 Project will start within 4 to 6 months after the land auction if the Company successfully acquires the Land.

The construction area of the Phase 2 Project is about 50,000 square meters. It is estimated that after the completion of the Phase 2 Project, subject to the approval of the energy assessment and environmental assessment, it will produce 20,000 tons of natural graphite anode materials and 100 tons of graphene oxide annually, with an annual output value of about RMB1 billion. The Parties will set up a joint working team to jointly work out on those preliminary works before the Land can be put out for bidding and auction. It is further intended that the Parties shall enter into a 南墅鎮人民政府與烯石電動汽車新材料控股有限公司土地合作協定 (the “Land Cooperation Agreement”) to record the Parties’ respective duties in running the Land.

UPDATES ON PHASE 1 OF THE PROJECT

The Company experienced several challenges on Phase 1 of the Project (“Phase 1 Project”). The Company obtained the energy permit for Phase 1 Project in August 2024 and is pending for the approval of the environmental permit. However, the Company was informed by the local power supply authorities that the current power supply was not sufficient for the factory use of Phase 1 Project. The Company has consulted a local power engineering company regarding this issue and is negotiating with the landlord and Nanshu Town Government about possible remedies. In light of this situation, Phase 1 Project implementation will be delayed. The Company intends to resolve this situation by the end of 2024.

GENERAL

The Board wishes to emphasis that in carrying out and implementing of the Phase 1 Project and Phase 2 Project, further agreement(s) and/or transaction(s) may be required to be entered into by the Group and the Nanshu Town Government and/or other third parties. Further announcement(s) will be made by the Company in relation thereto as and when appropriate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Shareholders and investors of the Company are advised to note that this announcement is published as a voluntary announcement to inform the public of the latest business development of the Group. As the Phase 1 Project and Phase 2 Project as well as various transactions under the Project, including but not limited to the Land Cooperation Agreement, will be subject to the approval by the PRC Government which approval may or may not be granted, shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 18 November 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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